Exhibit 99.9

Condensed Consolidated Balance Sheets

(Unaudited)
(Millions) (CDN$)	Note	Mar. 31, 2011	Dec. 31, 2010
Assets
Non-current assets
Investment properties	3	$3,997.5	$3,965.0

Current assets
Tenant receivables and other assets	4	23.4	21.8
Cash and cash equivalents	5	73.5	20.4
		96.9	42.2
Total assets		$4,094.4	$4,007.2

Liabilities
Non-current liabilities
Commercial property debt	6	$1,151.8	$1,066.4

Current liabilities
Commercial property debt	6	496.5	525.4
Accounts payable and other liabilities	7	86.0	70.5
		582.5	595.9
Total liabilities		1,734.3	1,662.3

Equity	9
Trust units		550.2	550.2
Retained earnings		98.2	93.9
Unitholders’ equity		648.4	644.1
Non-controlling interest		1,711.7	1,700.8
Total equity		2,360.1	2,344.9
Total liabilities and equity		$4,094.4	$4,007.2

See accompanying notes to the consolidated interim financial statements.

Condensed Consolidated Statements of Income and Comprehensive Income

(Unaudited)		Three months ended Mar. 31
(Millions, except per unit amounts) (CDN$)	Note	2011	2010(1)
Net operating income
Revenue	10, 13	$107.3	$101.8
Operating expenses		50.7	50.1
		56.6	51.7
Investment and other income	10	0.4	0.7
		57.0	52.4
Expenses
Interest		21.8	21.2
General and administrative	13	3.8	3.8
Transaction costs		—	0.7
Income before fair value gains		31.4	26.7
Fair value gains		8.9	16.9
Net income and comprehensive income		$40.3	$43.6

Net income and comprehensive income attributable to:
Unitholders		$11.3	$9.5
Non-controlling interest		29.0	34.1
		$40.3	$43.6
Net income per Trust unit		$0.43	$0.47

(1) Comparative amounts based on organization and arrangement of BOX – refer to Note 2.
See accompanying notes to the consolidated interim financial statements.

2	Q1/2011 Interim Report

Condensed Consolidated Statements of Changes in Equity

Three months ended March 31, 2011 (Unaudited)		Trust	Retained	Unitholders’	Non- controlling	Total	Number of Trust	Number of Class B LP
(Millions, except number of units) (CDN$)	Note	units	earnings	equity	interest	equity	Units	Units
Balance as at January 1, 2011		$550.2	$93.9	$644.1	$1,700.8	$2,344.9	26,095,603	67,088,022
Net income		—	11.3	11.3	29.0	40.3	—	—
Distributions	8	—	(7.0)	(7.0)	(18.1)	(25.1)	—	—
Issuance of Trust units under Distribution Reinvestment Plan (“DRIP”)	8	—	—	—	—	—	2,868	—
Balance as at March 31, 2011		$550.2	$98.2	$648.4	$1,711.7	$2,360.1	26,098,471	67,088,022

Three months ended March 31, 2010(1) (Unaudited)		Trust	Retained	Unitholders’	Non- controlling	Total	Number of Trust	Number of Class B LP
(Millions, except number of units) (CDN$)	Note	units	earnings	equity	interest	equity	Units	Units
Balance as at January 1, 2010		$422.6	$27.6	$450.2	$1,615.6	$2,065.8	20,297,801	72,883,405
Net income		—	9.5	9.5	34.1	43.6	—	—
Distributions		—	—	—	—	—	—	—
Other distributions(2)		—	(5.8)	(5.8)	(20.6)	(26.4)	—	—
Balance as at March 31, 2010		$422.6	$31.3	$453.9	$1,629.1	$2,083.0	20,297,801	72,883,405

(1) Comparative amounts based on organization and arrangement of BOX – refer to Note 2.
(2) Represents distributions made by BPP prior to the formation of BOX, primarily consisting of common share dividends, preferred share dividends and working capital adjustments.

See accompanying notes to the consolidated interim financial statements.

Brookfield Office Properties Canada	3

Condensed Consolidated Statements of Cash Flows
(Unaudited)		Three months ended Mar. 31
(Millions)(CDN$)	Notes	2011	2010(1)
Operating activities
Net income for the year		$40.3	$43.6
Add (deduct):
Straight-line rental income		(4.3)	(6.9)
Amortization of deferred financing costs		0.4	0.7
Initial direct leasing costs and tenant inducements		(2.0)	(1.7)
Fair value gains		(8.9)	(16.9)
Other working capital		8.3	8.5
Cash flows provided by operating activities		33.8	27.3

Investing activities
Capital expenditures		(12.6)	(6.7)
Cash flows used in investing activities		(12.6)	(6.7)

Financing activities
Commercial property debt amortization		(3.7)	(2.8)
Commercial property debt repayments		(31.6)	—
Commercial property debt arranged		91.4	2.1
Trust unit distributions paid		(6.8)	—
Class B LP unit distributions paid		(17.4)	—
Other distributions		—	(26.4)
Cash flows provided by (used in) financing activities		31.9	(27.1)
Increase (decrease) in cash and cash equivalents		53.1	(6.5)
Cash and cash equivalents, beginning of period		20.4	37.9
Cash and cash equivalents, end of period	5,14	$73.5	$31.4
(1) Comparative amounts based on organization and arrangement of BOX – refer to Note 2.

See accompanying notes to the consolidated interim financial statements.

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Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST
Brookfield Office Properties Canada (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust dated March 19, 2010. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of BPO Properties Ltd. (“BPP”), which owns an aggregate equity interest in the Trust of 83.3% consisting of 40.5% of the issued and outstanding units of BOX (“Trust Units”) and 100% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s commercial properties. BOX primarily invests in and operates commercial office properties in Toronto, Calgary, and Vancouver. The registered and operating office of the Trust is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

The formation of the Trust involved the reorganization of certain of BPP’s commercial office assets under BOX. In addition, BOX acquired Brookfield Office Properties Inc.’s (“BPO”) interest in Brookfield Place, BPO’s flagship office complex in Toronto, which consists of Bay Wellington Tower and a partial interest in the associated retail concourse and parking operations (the “Brookfield Place Interest”). The transactions were effected pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). Prior to the Arrangement becoming effective, BPP and various other wholly-owned subsidiary entities of BPP transferred directly owned office assets (the “Contributed Assets”) to BOPC LP in exchange for the assumption of debt and the issuance of Trust Units and Class B LP Units. The purchase price for the Brookfield Place Interest was satisfied by the payment of approximately $100.0 million in cash, the assumption of debt, and the issuance of Class B LP Units. Select assets of BPP, including the Canadian Office Fund and certain development properties, as well as certain other assets that are not permitted to be owned by BOX under rules governing real estate investment trusts, were retained by BPP for consideration satisfied through the issuance of equity in BOX.

Pursuant to the Arrangement, holders of BPP’s common shares, other than BPO, received one Trust Unit for each common share held.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Financial Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2010, except for the impact of the adoption of the accounting standard described below. The financial statements have been presented in Canadian dollars rounded to the nearest million unless otherwise indicated.

The transfer of the Contributed Assets and the Brookfield Place Interest into the Trust was a transaction between entities under common control. As such, the Trust has presented its comparative financial results on a “continuity-of-interest” basis whereby the carrying amounts of the Contributed Assets and the Brookfield Place Interest reflect those previously reported in the interim financial statements of BPP and BPO, and the comparative balances have been presented as if the Trust had always been in existence.

These interim financial statements should be read in conjunction with the Trust’s consolidated financial statements for the year ended December 31, 2010.

(b)	Adoption of accounting standard
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in these financial statements have been prepared in accordance with the revised standard.

(c)	Estimates
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Trust’s accounting policies. The critical accounting estimates and judgments have been set out in Note 3 to the Trust’s consolidated financial statements for the year ended December 31, 2010.

Brookfield Office Properties Canada	5

NOTE 3: INVESTMENT PROPERTIES

	Three months ended	Year ended
(Millions)	Mar. 31, 2011	Dec. 31, 2010
Balance at beginning of period	$3,965.0	$3,673.4
Additions:
Capital expenditures	12.6	32.0
Leasing commissions	3.1	12.5
Tenant inducements	3.8	7.0
Fair value gains	8.9	214.7
Other changes	4.1	25.4
Balance at end of period	$3,997.5	$3,965.0

All properties were valued by the Trust based on available market evidence. The Trust determined the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows. In accordance with its policy, the Trust measures its commercial properties using valuations prepared by management. In connection with determining these values, the Trust obtains valuations of selected investment properties prepared by qualified external valuation professionals and considers the results of such valuations in arriving at its own conclusions on values.

The key valuation metrics for the Trust’s commercial properties are set out in the following tables:

	March 31, 2011			December 31, 2010
	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Discount Rate	Terminal Cap Rate	Hold Period (yrs)
Eastern region	6.7%	6.2%	12	6.7%	6.2%	12
Western region	7.0%	6.4%	10	7.0%	6.4%	10
Average	6.9%	6.3%	11	6.9%	6.3%	11

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

NOTE 4: TENANT RECEIVABLES AND OTHER ASSETS
A breakdown of tenant receivables and other assets is as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Tenant and other receivables	$17.3	$15.4
Prepaid expenses and other assets	5.3	5.6
Restricted cash	0.8	0.8
Total	$23.4	$21.8

As of March 31, 2011, the Trust recorded $0.2 million (compared to $0.2 million at December 31, 2010) as a reserve against uncollectible tenant receivables.

As of March 31, 2011, approximately $1.0 million of the Trust’s balance of accounts receivables is over 90 days past due (compared to approximately $0.9 million at December 31, 2010).

NOTE 5: CASH AND CASH EQUIVALENTS
At March 31, 2011, the Trust had $nil of cash placed in term deposits (compared to $nil at December 31, 2010). For the three months ended March 31, 2011, interest income of $0.1 million was recorded on cash and cash equivalents, compared with $0.1 million during the same period in 2010.

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NOTE 6: COMMERCIAL PROPERTY DEBT

	Mar. 31, 2011		Dec. 31, 2010
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Commercial Property Debt
Fixed Rate	6.2%	$1,244.2	6.3%	$1,189.5
Floating Rate	2.6%	404.1	2.6%	402.3
	5.3%	$1,648.3	5.4%	$1,591.8

Current		$496.5		$525.4
Non-current		1,151.8		1,066.4
Total debt		$1,648.3		$1,591.8

The Trust’s secured commercial property debt is non-recourse to the Trust other than $511.7 million (compared to $510.4 million at December 31, 2010) which has limited recourse to the Trust’s parent, BPP.

On March 15, 2011, the Trust completed the refinancing of Queen’s Quay Terminal in Toronto for $90.0 million, generating net proceeds of $58.0 million. The new debt has a 10-year term maturing April 1, 2021 and bears interest at 5.40% per annum.

NOTE 7: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Accounts payable and accrued liabilities	$66.8	$60.8
Accrued interest	19.2	9.7
Total	$86.0	$70.5

NOTE 8: DISTRIBUTIONS
The following table presents distributions declared for the three months ended March 31, 2011:

(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash	$4.7	$12.1
Payable as of March 31	2.3	6.0
Total	$7.0	$18.1
Per unit	$0.27	$0.27

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the three months ended March 31, 2011, $62,102 (dollars), or 2,868 Trust Units, were paid through the DRIP.

NOTE 9: EQUITY
The components of equity are as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Trust units	$550.2	$550.2
Retained earnings	98.2	93.9
Unitholders’ equity	648.4	644.1
Non-controlling interest	1,711.7	1,700.8
Total	$2,360.1	$2,344.9

Authorized Capital and Outstanding Securities
The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of March 31, 2011, The Trust had a total of 26,098,471 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

Brookfield Office Properties Canada	7

NOTE 10: REVENUE AND INVESTMENT AND OTHER INCOME
(a) Revenue
The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2011	2010
Revenue from commercial property operations	$107.3	$101.8
Investment and other income	0.4	0.7
Total	$107.7	$102.5

(b) Investment and other income
Investment and other income was $0.4 million for the three months ended March 31, 2011 (compared to $0.7 million during the same period in 2010). These amounts represent interest income and other income earned during the year.

NOTE 11: GUARANTEES, CONTINGENCIES, AND OTHER
(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) The Trust and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the Trust’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the Trust is uncertain.

(c) The Trust has entered into fixed gas-purchase contracts with a third-party gas supplier, which cover the period from November 1, 2010, to October 31, 2011. As of March 31, 2011, the remaining commitment for the Trust to purchase gas for its facilities was $0.6 million.

(d) The Trust maintains insurance on its properties. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquakes and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a $100,000 deductible for all locations except British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 combined for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has $1.5 billion limits per occurrence with a $10,000 deductible.

The Trust has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business interruption costs. The Trust continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Trust.

NOTE 12: SEGMENTED INFORMATION
The Trust has only one business segment: the ownership and operation of commercial properties in Canada.

NOTE 13: RELATED-PARTY TRANSACTIONS
In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated interim financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in operating expenses during the three months ended March 31, 2011, are amounts paid to BPMC for property management services of $3.0 million (compared to $2.6 million during the same period in 2010). Included in commercial properties during the three months ended March 31, 2011, are amounts paid to BPMC for leasing and construction services of $1.0 million (compared to $1.1 million during the same period in 2010). Included in general and administrative expenses during the three months ended March 31, 2011, are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $3.0 million, which is consistent with the amount during 2010.

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Included in rental revenues during the three months ended March 31, 2011, are amounts received from Brookfield Asset Management Inc. (“BAM”), the ultimate parent of BPP, and its affiliates of $0.6 million, which is consistent with the amount earned in the first quarter of 2010. In addition, the Trust has certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.

NOTE 14: OTHER INFORMATION
Supplemental cash flow information:

	Three months ended Mar. 31
(Millions)	2011	2010
Cash interest paid	$11.8	$10.8

NOTE 15: APPROVAL OF INTERIM FINANCIAL STATEMENTS
The interim financial statements were approved by the Trust’s Board of Trustees and authorized for issue on May 9, 2011.

Brookfield Office Properties Canada	9

Unitholder Information

DISTRIBUTION PAYMENT DATES

(Dollars)	April 15(1) 2011	March 15 2011	February 15 2011	January 15 2011
Trust Units	$0.09	$0.09	$0.09	$0.08
Class B LP Units	0.09	0.09	0.09	0.08

(1) Distributions payable of $0.09 per unit at March 31, 2011, are payable on April 15, 2011.

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